Room 4561

								January 12, 2006

Charles T. Jensen
President and Chief Executive Officer
NeoMedia Technologies, Inc.
2201 Second Street, Suite 402
Fort Myers, Florida 33901

Re:	NeoMedia Technologies, Inc.
	Amendment No. 5 to Registration Statement on Form S-4/A
	Filed December 28, 2005
	File No. 333-123848

	Form 10-KSB for the fiscal year ended December 31, 2004, as amended
	Form 10-QSB for the fiscal quarter ended March 31, 2005 Form 10-QSB for the fiscal quarter ended June 30, 2005
	Form 10-QSB for the fiscal quarter ended September 30, 2005
	File No. 0-32262

Dear Mr. Jensen:

      We have reviewed your responses to the comments raised in our letter dated November 18, 2005 and have the following comments.

Form S-4 as amended on December 28, 2005

Prior comment 3:

1. We note that you presented the unaudited pro forma financial information as if the transactions occurred on the first day of the periods presented (January 1, 2004 for the year ended December 31, 2004; and January 1, 2005 for the nine months ended September 30,
2005). Please note that these adjustments should be computed assuming the transaction was consummated at the beginning of the fiscal year presented (January 1, 2004) and carried forward through any interim period presented. Refer to Rule 11-02(b)(6) of Regulation S-X. Accordingly, revise your presentation for the nine months ended September 30, 2005 as if the transactions had occurred on January 1, 2004.

Prior comment 6:

2. We note that your valuation of shares to be issued as consideration in the BSD and Mobot acquisitions reflects the closing share price on September 30, 2005 (page F-96) and January 1, 2005 (page F-100 and F-102). Revise to present the share valuations based on measurement dates which comply with the requirements of paragraph
22 of SFAS 141 and tell us how you determined the measurement date for each transaction. That is, the valuation should reflect the market price for a reasonable period before and after the date the terms of the acquisition were agreed to and announced. See also EITF
99-12.

Prior comment 7:

3. We note that you have allocated significant portions of the purchase prices of both the BSD and Mobot acquisitions to goodwill and intangible assets. As a result of these increases, in future filings, you should expand your disclosure within the footnotes to the financial statements to clearly address your accounting policies with regard to intangible assets and goodwill, including your periodic assessment of these assets for impairment. This disclosure should highlight the triggering events that could cause impairment and should clearly describe the method (including assumptions and estimates used) for measuring fair value for evaluating whether impairment has occurred. Likewise, within the Critical Accounting Policies section of MD&A you should expand your discussion to describe when, and by what method, recoverability is assessed, including a discussion of the estimates and assumptions on which your assessments are based.

4. Tell us and disclose how you determined the fair value of each intangible asset shown in the purchase price allocation. Clarify the nature of the Customer base intangible asset. That is, indicate how your customer base asset meets the definitions outlined in paragraphs
A18 to A21 of SFAS 141. Note that customer base does not qualify as an intangible asset since it does not meet the criteria for recognition apart from goodwill. See paragraph B165 of SFAS 141. In addition, tell us why you believe that the software platform acquired from Mobot should be capitalized instead of expensed as IPR&D. Indicate the development stage of the software and whether it has achieved technological feasibility as described in SFAS 86. Your response should address the fact that Mobot`s financial statements does not present any Research and Development expense and has acquired a patent for $9 thousand. In this regard, explain why the fair value assigned to the platform is significant in comparison to
Mobot`s financial statements.

5. We note that adjustment (D) to reflect amortization of acquired intangible assets has been allocated to selling, general and administrative expenses. It appears that certain of the intangible assets that you have identified may be product related, for example, the software platform and patents. To the extent that the acquired intangible assets are product related the related amortization should be classified as cost of sales. Revise accordingly.

Prior comment 8:

6. Revise footnote (F) to state the expected balance of goodwill should the convertible debentures not be exercised. Your current disclosure indicates a potential balance of $16,493, which is inconsistent with the purchase price allocation you have presented.
Tell us whether these convertible debentures will be convertible into shares of NeoMedia instead of shares of Mobot if they are exercised subsequent to the merger. In addition, in your response you state that you expect the warrants to be "forfeited" prior to closing, however, footnote (G) indicates that conversion is expected. Please reconcile these two statements. In addition, to the extent that there are a range of possible outcomes with regard to the warrants you should provide disclosures accordingly.


      To the extent that revisions to the Form S-4 are applicable to the pending Form S-3 (File No. 3-125234), please make corresponding changes.

      You may contact Tamara Tangen, at (202) 551-3443, or Stephen
G.
Krikorian, at (202) 551-3488, should you have questions regarding comments on the financial statements and related matters. If you have any other questions, please call Adam Halper, at (202) 551-3482.
If you require additional assistance you may contact Perry Hindin, at
(202) 551-3444 or the undersigned, at (202) 551-3730.

      		Sincerely,



      		Barbara C. Jacobs
      		Assistant Director


cc:	Via Facsimile
      Ronald S. Haligman, Esq.
      Kirkpatrick & Lockhart LLP
      201 S. Biscayne Blvd. Suite 2000
	Phone: (305) 539-3305
      Fax: (305) 358-7095
Charles T. Jensen
NeoMedia Technologies, Inc.
January 12, 2006
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